ISSUER FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration Nos. 333-204157, 333-204157-01

December 6, 2016

Rowan Companies, Inc.

Pricing Term Sheet

$500,000,000 7.375% Senior Notes due 2025

Issuer:	Rowan Companies, Inc.

Guarantor:	Rowan Companies plc

Title	7.375% Senior Notes due 2025

Security Type:	Senior Unsecured Notes

Distribution:	SEC Registered

Pricing Date:	December 6, 2016

Settlement Date:	December 19, 2016 (T+9)

Maturity Date:	June 15, 2025

Principal Amount:	$500,000,000

Benchmark:	UST 2.125% due May 15, 2025

Benchmark Yield:	2.346%

Spread to Benchmark:	+503 bps

Yield to Maturity:	7.375%

Interest Rate:	7.375%

Public Offering Price:	100% plus accrued interest, if any, from December 19, 2016

Net Proceeds Before Expenses:	$493,845,000*

Optional Redemption:

Redeemable at any time prior to March 15, 2025 in amount equal to the principal amount plus a make whole premium, using a discount rate of T+50 bps, plus accrued and unpaid interest to, but excluding, the redemption date.

Redeemable at any time on or after March 15, 2025 in amount equal to the principal amount plus accrued and unpaid interest to, but excluding, the redemption date.

Interest Payment Dates:	June 15 and December 15, beginning on June 15, 2017

CUSIP / ISIN:	779382 AU4 / US779382AU43

Joint Book-Running Managers:

Merrill Lynch, Pierce, Fenner & Smith

                     Incorporated

Barclays Capital Inc.

DNB Markets, Inc.

Wells Fargo Securities, LLC

Citigroup Global Markets Inc.

Deutsche Bank Securities Inc.

Goldman, Sachs & Co.

MUFG Securities Americas Inc.

HSBC Securities (USA) Inc.

Morgan Stanley & Co. LLC

Co-Managers:	RBC Capital Markets, LLC Scotia Capital (USA) Inc. Clarksons Platou Securities, Inc. Pareto Securities Inc.

* In addition to the underwriting discount, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Barclays Capital Inc. are receiving additional compensation in the aggregate amount of $625,000 in connection with their services in the offering.

The Issuer and the Guarantor have filed a registration statement (including a preliminary prospectus supplement and a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering and the accompanying prospectus and any other documents the issuer or the guarantor has filed with the SEC for more complete information about the issuer, the guarantor and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and the accompanying prospectus if you request them by calling BofA Merrill Lynch at 1-800-294-1322 or by emailing dg.prospectus_requests@baml.com or by calling Barclays Capital Inc. at 1-888-603-5847.